EXHIBIT 99.2

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET ANNOUNCES TERMINATION OF CONTINENTAL AIRLINES' PROPOSED PUBLIC OFFERING OF EXPRESSJET STOCK

HOUSTON, July 30, 2003 – ExpressJet Holdings, Inc. (ExpressJet) (NYSE: XJT) today announced that, due to current market conditions, Continental Airlines, Inc. (Continental Airlines) (NYSE: CAL) terminated its recently announced offer to sell 5 million shares of common stock of ExpressJet as selling stockholder in a registered public offering.

In a separate release, ExpressJet announced that it has priced its 144A private offering of $125 million aggregate principal amount of convertible notes, the proceeds of which will be used by ExpressJet to repurchase approximately $122 million of ExpressJet common stock from Continental Airlines. With the repurchase of shares by ExpressJet, Continental Airlines' ownership of ExpressJet is expected to fall to approximately 45% (or 44% if the initial purchasers of ExpressJet's convertible notes exercise their option to purchase additional notes).

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, providing Continental Airlines with all of its regional jet capacity at its New York, Houston and Cleveland hubs. ExpressJet serves 123 destinations in the U.S., Canada, Mexico and the Caribbean, with more than 1,100 daily departures. Continental Express offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere Continental and its alliance partners fly. ExpressJet Airlines, which employs 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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